EXHIBIT 99.1

Re: Results of Previously Announced Transactions

Ramat Gan, Israel – November 22, 2019 - B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM).

As part of the arrangement entered into among the Company, Searchlight II BZQ L.P. (“Searchlight”), TNR Investments Ltd. (“TNR”), Internet Gold - Gold Lines Ltd., the Company’s and Internet Gold’s debenture holders and their representatives and trustees (the “Arrangement”), the Company previously reported on its equity offering in Israel and the rights offering in the United States pursuant to Rule 801 of the U.S. Securities Act of 1933.

This offering has expired and the Company is pleased to report the following results:

Number of ordinary shares that were offered by the Company: 8,383,234.

Number of ordinary shares expected to be issued to investors (Tel Aviv Stock Exchange): 6,699,557.

Number of Company’s ordinary shares expected to be issued to investors (NASDAQ): 79,580.

Total Number of ordinary shares expected to be issued to investors: 6,779,137.

Remainder of ordinary shares expected to be purchased by Searchlight: 1,604,097

Price per ordinary share: NIS 4.175/$1.195.

Additional consideration to be paid by Searchlight: NIS 6,697,105.

Ami Barlev, CEO of the Company commented: “we are certainly pleased with the results of the offerings which demonstrate the strong support of our shareholders. These offerings are part of the larger arrangement that we expect to close on December 2, 2019”.

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.